

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 21, 2014

VIA E-MAIL

Steven A. Glover, Esq.
Assistant General Counsel
AIG Life and Retirement
2919 Allen Parkway, 4th Floor, L4-01
Houston, Texas 77019

    RE: <u>American General Life Insurance Company</u>
        American General Life Insurance Company Separate Account VL-R
        Initial Registration Statement filed on Form N-6
        File Nos. 333-196172 and 811-08561

Dear Mr. Glover:

    The staff reviewed the above-referenced initial registration statement, which the Commission received on May 22, 2014. Based on our review, we have the following comments. Unless otherwise specified, page numbers refer to the courtesy copy of the registration statement.

GENERAL

1. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees.

COVER PAGE & DEFINED TERMS

2. As currently drafted, several sections of the prospectus are confusing and difficult to understand because: (i) special terms are not always defined the first time they are used, (ii) some special terms are not defined at all in the prospectus, (iii) special terms are not capitalized consistently throughout the prospectus (and most special terms are not capitalized at all), and (iv) the Index does not include all of the defined terms. Please consider: (a) defining each special term the first time it is used in the prospectus, (b) capitalizing each defined term, and (c) revising the Index to include all of the defined terms used in the prospectus. In addition, please revise the prospectus so that all special terms are defined at least once.

3. The first full paragraph on the cover page states that: "You chose one of three death benefit Options." However, only two death benefit options are described on page 6. Please reconcile the disclosure.

4.   The last sentence of the first full paragraph on the cover page states that: "All of the words and phrases listed in the Index will be <u>underlined</u> and written in **bold** the first time they appear in this prospectus." However, not all of the words and phrases listed in the index are underlined and written in bold the first time they appear. Please revise the prospectus as necessary so that all of the words and phrases listed in the Index are underlined and written in bold the first time they appear in the prospectus.

5.   Please define "cash value" as that phrase is used on the cover page and throughout the prospectus (*e.g.*, page 42).

<u>PROSPECTUS</u>

6.   **Summary of Policy Benefits (page 6)**

a.   The second paragraph on page 6 states that the contract owner may, within limits: "choose whether your accumulation value *or amount of premiums under your Policy*, upon the insured's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary." However, it is unclear how the amount of premiums would be added to the insurance proceeds based on the two death benefit options described on page 6, one of which includes the accumulation value. Please clarify.

b.   Please summarize the special limits on transfers involving the Fixed Account. See also comment 8 below.

c.   On page 7, please clarify whether transfers into and out of the Fixed Account count toward the 12 free transfers. Also, please disclose if transfers under a dollar cost averaging or automatic rebalancing strategy are included.

d.   In the paragraph regarding "Policy Loans" on page 7, please indicate that there is a cap on the amount eligible for preferred loans in any single year.

7.   **Fee Tables (page 11)**

a.   Please revise the "Guaranteed Charge" caption to each table to make clear that this column displays the *maximum* guaranteed charge.

b.   For the "Statutory Premium Tax Charge," please clarify that the charge will depend on the state in which the contract owner resides.

      c.   For the "Premium Expense Charge":

            i.   Footnote 3 is inconsistent with the description of the Premium Expense charge on page 67 of the prospectus. Please remove this footnote or revise the prospectus and fee table as necessary to reflect that the charge depends on contract owner characteristics.

            ii.   Please remove the caption "Policy years 1-5" and the corresponding footnote. This information can be included in a footnote to the "Current Charge" cell of this row.

      d.   For the "Surrender Charge," please move footnote 2 so that it modifies the "Surrender Charge" caption in the first cell of this row.

      e.   For the "Daily Charge", please remove the caption "Policy years 1-5" and the corresponding footnote. This information can be included in a footnote to the "Current Charge" cell of this row.

      f.   For the "Accidental Death Benefit," "Spouse Term," "Waiver of Monthly Deduction," "Accelerated Access Solution," "Guaranteed Minimum Death Benefit Rider Charge," and "Lifestyle Income Rider Charge," please indicate in a footnote to each: (i) the charge may not be representative of the charge that a particular contract owner will pay and (ii) how the contract owner may obtain more information about the particular charge. See Instruction 3(b) to Item 3 of Form N-6.

      g.   For the "Terminal Illness Rider," it is unclear how prong (2) of the "Guaranteed Charge" is determined based on the description in the table. Please clarify the description in the table.

8.   **Changing Your Investment Option Allocations (page 35)**

      a.   Please clarify whether there are any restrictions on transfers *into* the Fixed Account.

      b.   Please clarify whether Dollar cost averaging and automatic rebalancing can be used to transfer amounts from or into the Fixed Account. See comment 6(b) above.

      c.   Please clarify whether transfers from or into the Fixed Account count toward the 12 free transfers. Also, please disclose whether requests submitted at the same time or on the same day will be treated as a single transfer or multiple transfers when determining the number of free transfers.

9.   Additional Optional Benefit Riders (page 40)

    a.   Please specify the applicable charge for each rider rather than cross-referencing to another section of the prospectus. See Item 5 of Form N-6.

    b.   Waiver of Monthly Deduction Rider.

        i.   On page 41, the prospectus states: "When we "pay benefits" under this rider, we pay all monthly charges (except for loan interest) for your Policy when they become due, ***and then deduct the same charges from your Policy***." Please describe in plain English how the charges are then deducted from the Policy.

        ii.   Please state in plain English the risks associated with exercising this rider.

    c.   Overloan Protection Rider. Please explain the meaning of the phrases "term insurance riders" and "term riders" on page 42.

    d.   Guaranteed Minimum Death Benefit Rider. As currently drafted, the mechanics of the Continuation Guarantee Account are difficult to understand. Please add examples to assist the reader in understanding the charges against, and the adjustments to, the Continuation Guarantee Account.

    e.   Accelerated Access Solution.

        i.   On page 52, the prospectus states that if death benefit Option 2 is in effect, the death benefit option will be changed to death benefit Option 1 prior to the first accelerated benefit payment. Please clarify whether, as of the date of such change, the Policy's specified amount will be automatically increased by the Policy's accumulation value.

        ii.   Please state in plain English the impact that the accelerated benefit payments will have on the death benefit.

        iii.   On page 54, the prospectus states: "Termination of this rider shall not preclude the payment of benefits if the covered loss is sustained and all of the conditions in the Eligibility of Benefits provision are met while this rider is in force." Please rewrite this sentence in plain English.

f. Lifestyle Income Rider.

      i. In the second paragraph on page 55, please show the minimum and maximum Withdrawal Benefit Factors as percentages.

      ii. On page 56, the prospectus states that the rider will terminate on "The date you request a GWB payment that exceeds the Guaranteed Withdrawal Benefit Amount." Please explain to the Staff the purpose of this clause. As currently drafted, it seems to indicate that any mistaken request for a payment in excess of the GWB would automatically cancel the entire benefit under the rider. Accordingly, please disclose that the contract owner will be notified and provided with a reasonable opportunity to revise the withdrawal request and reinstate the rider.

      iii. On page 57, the prospectus states: "Each GWB payment will reduce your death benefit, your cash surrender value, and other values." Please clarify how each GWB payment reduces such items.

      iv. As currently drafted, Example 1 on pages 57-58 is misleading because it calculates the GWB based only on the maximum Withdrawal Benefit Factor of 1.0. Please revise the example to show the GWB calculated based on the minimum Withdrawal Benefit Factor.

      v. In Example 2, the calculation of the Specified Amount, Accumulation Value, Cash Value, Cash Surrender Value and Continuation Guarantee Account is confusing. Please write out in plain English the mathematic equation used to calculate each value shown in Month 1 of the table.

10. **Payment of Proceeds (page 64)**

Under "Delay of Separate Account VL-R Proceeds," please explain the legal basis for including the fifth bullet point.

STATEMENT OF ADDITIONAL INFORMATION

11. Please correct the reference to "Income Advantage Select" on the cover page and "Income Advantage Select Policies" on page 6.

12.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

13.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.   Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****
Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, please call me at (202) 551-6931. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at walterj@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Jamie Lynn Walter

Jamie Lynn Walter
Senior Counsel
Disclosure Review Office
Insured Investments